August 31, 2007
Mr. Ryan Milne
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
RE: SEC Comment Letter dated August 20, 2007 in respect of:
     Form 10-K Fiscal Year ended December 31, 2006
     Filed March 2, 2007
     File No. 001-11887
Dear Mr. Ryan Milne:
The following responses are provided in connection with the above referenced comment letter. We will use this guidance in the drafting of our upcoming 10-Q filings and other public disclosures.
Corporate Finance Comments:
Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to the Consolidated Financial Statements
Note 3. Summary of Significant and Adoption of New Accounting Policies, page 69
1.	We note on page 41 that you owned 1.2 million shares of Gold Resource Corporation. We further note that you sold the shares of Gold Resource Corporation and Breckenridge Minerals for a gain of $0.9 million. Please explain to us how you accounted for these investments and why they had a zero basis in your consolidated balance sheets.

Response: As stated on page 41 we funded $0.5 million of exploration spending during 2003 and 2004 which was originally recorded as a loan. In 2004, we restated the 2003 quarterly results and Form 10-K and first quarter 2004 Form 10-Q to expense the advances as exploration. Therefore, the subsequent receipt of 1.2 million shares of the private exploration corporation had no book value. The shares were received as a result of the exploration funding per the original funding agreement with the private exploration corporation. Following the receipt of the shares, the fair value of the non-publicly traded shares could not be reasonably determined and recorded at fair value at each reporting period as available-for-sale securities at any point prior to its ultimate private sale in 2006. The private sale took place prior to an IPO offering and therefore the investment did not meet the minimum scoping requirements of paragraph 3.a. in the Statement of Financial Accounting Standards (SFAS)(As Amended) No. 115: Accounting for Certain Investments in Debt and Equity Securities.

     Warrant Liability, page 71
2.	We note you adopted the provisions of FSP No. EITF 00-19-2 as of October 1, 2006 as it relates to certain registration payment arrangements underlying your outstanding warrants. We understand such warrants were previously recognized as a liability in accordance with EITF 00-19 and that you have concluded a liability is not probable for payment of liquidating damages related to these registration payment arrangements as of adoption of FSP No. EITF 00-19-2. We note you have recorded the effect of transition to your statement of operations for the year ended December 31, 2006. However, it appears the guidance of paragraphs 17 and 19 and Example 7 of Appendix A of FSP No. EITF 00-19-2 state the cumulative effect adjustment should be recorded to the opening balance of retained earnings. Please revise your statements and disclosures as appropriate.

Response: We concur with your interpretation of FSP No. EITF 00-19-2 (“FSP 19-2”) as to the recording the effect of the initial adoption of FSP 19-2, specifically as to the recording of the impact as a cumulative effect adjustment directly to beginning retained earnings. We have evaluated the materiality of the misstatement considering the guidance provided in the SEC Staff Accounting Bulletin: No. 99 — Materiality. For the following quantitative and qualitative reasons, we believe that there is not substantial likelihood that a reasonable person would consider the misstatement as material and therefore, no adjustment to the previously filed consolidated financial statements is necessary as the impact is immaterial to the consolidated financial statements:
•	The impact of the adjustment would be to decrease the Company’s previously reported net loss by approximately $175,000, or $0.004 per basic and diluted earnings per share;

•	The adjustment would have no impact on the previously reported total assets, total liabilities and total equity as of December 31, 2006;

•	Beginning retained deficit would be understated by only 0.1%

•	The adjustment would have no impact on the consolidated statements of cash flows;

•	The adjustment would not impact the Company’s 2007 interim and yearend consolidated financial statements as the December 31, 2006 retained deficit balance is properly stated;

•	The Company does not have any debt covenants. As such, not recording this adjustment will not impact the classification of the Company’s long term debt;

•	The adjustment would not impact any of the Company’s American Stock Exchange listing requirements;

•	The Company does not have analyst coverage, so the misstatement did not affect analyst expectations;

•	The misstatement which increased the reported loss did not increase management compensation.

Stock-Based Compensation, page 72
3.	We note from your policy disclosures that you have adopted SFAS 123R but we could not locate disclosure of your accounting policy in accordance with this guidance. Please disclose how you account for stock-based compensation in your policy footnote.

Response: As you indicate, we disclose in Note 3 that we have adopted SFAS No. 123R and that disclosure of the related accounting policies are limited in Note 3. The SFAS No. 123R accounting policies are further disclosed in Note 15. We will in future filings move the additional SFAS No. 123R accounting policies disclosures from Note 15 forward to Note 3.
Note 6. Property, Plant and Mine Development, page 74
4.	We note that you recorded a $1.6 million gain on an asset exchange with Newmont. Please explain to us how you determined the accounting treatment of the asset exchange transaction. In your response, cite the specific accounting literature that you applied in determining the accounting treatment. In addition, tell us how you considered the guidance of APB 29, SFAS 153 and other related literature.

Response: In December 2006, we entered into an Asset Exchange Agreement with various subsidiaries of Newmont Mining Corporation (“Newmont”) to acquire the 3% net smelter return (“NSR”) royalty held by Newmont on Canyon’s CR Briggs Mine in Inyo County, California. In addition, Canyon entered into a Mineral Lease, Sublease and Agreement with Newmont to acquire an option on the Adelaide Gold Project in Humboldt County, Nevada and the Tuscarora Gold Project in Elko County, Nevada. In exchange, Newmont received from Canyon certain mineral rights, surface leases, and facilities near Lincoln, Montana with associated intellectual property (the McDonald properties) and Newmont assumed all associated reclamation liability. Canyon retained a 3% NSR royalty on mineral rights provided by Canyon in this transaction, The exchange of the Newmont and the Canyon assets was accounted for as a non-monetary exchange with the difference between the fair value of the assets received and the Canyon assets’ net book value being recorded as a gain .

An exchange transaction is defined in paragraph 3(c) of Accounting Principles Board Opinion No. 29 (As amended by Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, and Amendment of APB No. 29), Accounting for Nonmonetary Transactions (“APB No. 29”), as
A reciprocal transfer between an enterprise and another entity that results in the enterprise’s acquiring assets or services or satisfying liabilities by surrendering other assets or services or incurring other obligations. A reciprocal transfer of a nonmonetary asset shall be deemed an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership of the asset are transferred.
As summarized above, the Company is relinquishing its interest in its McDonald properties, (however, the Company is retaining a 3.0% net smelter royalty in these properties and the rights to any potential settlement of its takings suit against the State of Montana), in exchange for two leases in Nevada, a 3.0% net smelter royalty on the Briggs Mine, and an indemnification of its reclamation obligations on McDonald. Upon the exchange of the 3.0% net smelter royalty, Newmont has no further ongoing involvement with Briggs. Canyon’s involvement with McDonald is limited to its pursuit of its “takings claim” and the 3% NSR royalty on contributed mineral properties. It was determined that the retention of the a 3.0% royalty interest in McDonald (and the rights to any settlements on its takings suit against the state) did not meet the definition of “substantial continuing involvement” as provided for in paragraph 3(c) of APB No. 29 as it relates to the properties transferred to Newmont given that 1) the Company will have no say in the timing, amount, or location of capital investments and/or development and/or production on the properties, if any, and 2) the Company will not operate the properties on behalf of Newmont in any way.
Based on the preceding conclusion, the provisions of paragraph 18 of APB No. 29 provide the applicable guidance for the accounting for reciprocal nonmonetary exchanges:
The Board concludes that in general, accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.
However, prior to applying the above guidance, the criteria in paragraphs 20(a) through 20(c) of APB No. 29 was required to be met:
A nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:
a. Fair Value Not Determinable. The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits;
b. Exchange Transaction to Facilitate Sales to Customers. The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.
c. Exchange Transaction That Lacks Commercial Substance. The transaction lacks commercial substance.
The gain was recorded as the fair value of the 3% Briggs Royalty and was deemed to be determinable while the fair values of the other assets received in the exchange were not considered reasonably determinable. As such, the gain on the non-monetary exchange was based on the fair value of the 3.0% Briggs Royalty only. Additionally, the fair market value of the Briggs Mine 3% NSR royalty acquired from Newmont was determined based on certain probability analysis of projected future cash flows. We developed an NSR royalty valuation model for the Briggs Mine and are comfortable with its ability to value an NSR royalty cash stream for the Briggs Mine. In addition, the Company contracted an independent third party to review the NSR royalty model for errors and logic and they confirmed the model’s usefulness and reasonableness in valuing NSR royalties.
The exchange transaction did not result in or facilitate sales to customers of any product or property held for sale in the ordinary course of business.
In addition, the transaction was deemed to have commercial substance in accordance with paragraphs 20(c) and 21 of APB No. 29 due to 1) its significant potential to increase cash flows from re-starting the Briggs Mine, and 2) due to the significant uncertainties from the Company’s ability to economically develop the McDonald properties within the constraints of current mining law in the state of Montana, the cash flows of the McDonald property were expected to be nil (this was consistent with the Company fully impairing these assets in June 2005).
Paragraph 21 of APB No. 29 provides additional insight into the definition of “commercial substance:”
A nonmonetary exchange has commercial substance if the entity’s future cash flows are expected to significantly change as a result of the exchange. The entity’s future cash flows are expected to significantly change if either of the following criteria is met:
a. The configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred.
b. The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged.
Further, as all of the book values related to the McDonald properties were written off during the second quarter of 2005_upon the Montana Supreme Court decision affirming the termination of the McDonald Gold Project’s state mineral leases, the Company did not have any book basis to offset the gain on the exchange.
We are currently in the process of drafting our third quarter 2007 Form 10-Q to be filed with the Commission within the next 75 days and would request that we be allowed to conform our future filings to your comments and guidance instead of amending our 2006 Form 10-K filing.
Please do not hesitate to contact me if you have any further questions.
Sincerely,

CANYON RESOURCES CORPORATION
/s/ David P. Suleski
David P. Suleski Vice President & CFO

cc:	Shannon Burkirk, Division of Corporate Finance
Richard Mattera, Hogan & Hartson L.L.P.